Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 16, 2024

VIA EDGAR TRANSMISSION

Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 162 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. McManus:

This correspondence responds to comments the Trust received on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 16, 2024, with respect to the Registration Statement and the Trust’s proposed two new series, the Return Stacked Bonds & Futures Yield ETF and the Return Stacked U.S. Equity & Futures Yield ETF (each, a “Fund,” and together, the “Funds”) and the Trust’s second response letter dated April 8, 2024 to earlier Staff comments (the “Comments”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

As discussed with the Staff, the name of the Return Stacked U.S. Equity & Futures Yield ETF will be changed to the Return Stacked U.S. Stocks & Futures Yield ETF.

1.	With respect to the response to Comment 4, the Staff’s request was related to original Comment 8.iii, 8.iv, and 8.v (not to original Comment 8.i, 8.ii, and 8.iii). Please revise the filing to disclose your responses.

Response: The Trust respectfully notes that it withdraws its response from its April 8, 2024 response letter to such with respect to original Comment 8.i and 8.ii.

With respect to original Comment 8.iii., the Trust respectfully notes in response to the original Comment, the Trust indicated that the Prospectus would be revised to add the requested disclosure. The Trust confirms that such a disclosure has been added to the Prospectus.

With respect to original Comment 8.iv., the Trust confirms that the Prospectus has been revised accordingly. In particular, language substantially as follows has been added to the Prospectus:

Each investment adviser to a Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act; provided, however, that for purposes of complying with Section 15(c), the reviews of a Fund’s and its Subsidiary’s investment advisory agreements may be combined.

With respect to original Comment 8.v., the Trust confirms that the Prospectus has been revised accordingly. In particular, language substantially as follows has been added to the Prospectus:

Each Subsidiary will be subject to the same investment restrictions and limitations, and follow the same compliance policies and procedures, as the corresponding Fund.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Tidal Investments LLC